Mail Stop 6010

March 11, 2009

Douglas Faggioli
President and Chief Executive Officer
Nature's Sunshine Products, Inc.
75 East 1700 South
Provo, Utah 84606

Re: Nature's Sunshine Products, Inc.
**   Registration Statement on Form 10-12G, filed February 12, 2009**
**   File No. 0-08707**

Dear Mr. Faggioli:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists.   If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.

2. Please note that the Form 10 goes effective by lapse of time within 60 days of the date filed pursuant to Exchange Act Section 12(g)(1). Please be aware that the effectiveness of your Form 10 will commence your periodic reporting obligations under the Exchange Act even if all of our comments have not yet been resolved.

Explanatory Note, page 1

3. Please expand your disclosure to describe the "potential violations of law" outlined in the Preliminary Report.

4. You state that the Preliminary Report recommended the termination of certain employees and senior officers, including the termination of Mr. Douglas Faggioli. We also note that KPMG's resignation was, in part, due to the fact that the Board of Directors did not terminate Mr. Faggioli. Please expand your disclosure to describe the reasons why the Board of Directors determined not to terminate Mr. Faggioli despite the recommendation in the Preliminary Report.

Item 1A. Risk Factors, page 11

5. Please delete the statement that reads "In addition, you should keep in mind that the risks described below are not the only risks that we face." It is not appropriate to refer to other risks that are not disclosed.

If we are unable to attract and retain independent Distributors…, page 14

6. Please expand your risk factor to quantify the rate of turnover among Distributors.

Changes in key management, page 18

7. The heading for this risk factor does not adequately describe the risk. Please revise the heading accordingly.

8. Please expand your risk factor to state whether you have employment agreements with your executive officers and whether you carry key man insurance.

Item 2. Financial Information

Selected Financial Data, page 18

9. You do not include the Income Statement Data for the year ended December 31, 2003. If you wish to request a waiver of the requirement to provide this financial statement information required under Item 301 of Regulation S-K, please submit this request directly to the Office of Chief Accountant for the Division of Corporation Finance, indicating why you believe this requirement is unreasonable under the circumstances. In addition, please tell us and disclose how you were able to get comfortable with your year end December 31, 2003 Balance Sheet Data given that you did not restate your 2003 financial information.

Critical Accounting Policies and Estimates

<u>Revenue Recognition, page 21</u>

10. Please disclose your policy for sales returns and the amount of any sales return reserve. In addition, please disclose whether the volume incentive is established at the same time of the product sale, how the amount is calculated and if there have been any changes to the amount of initial incentive established.

<u>Income Taxes, pages 26 and 29</u>

11. Your disclosure merely recites amounts from the rate reconciliation in the notes to the financial statements. Revise the disclosure to explain the underlying reason for each amount. The disclosure should explain why recognition in the current year was appropriate and why recognition in a prior year was not required. Quantify amounts related to prior years and tax audits. You should also explain fully why income tax expense was greater than income before income taxes in 2008, 2007 and 2006. The disclosure should allow a reader to determine which items are continuing and which items are non-recurring.

12. Expand the disclosure to explain why *non-income* tax contingencies increased the effective income tax rate in 2006.

<u>Contractual Obligations, page 34</u>

13. Please revise your table of contractual obligations to include your self-insurance liabilities.

<u>Internal Control Matters, page 41</u>

14. In accordance with Item 308 of Regulation S-K, please include a management report on your internal control over financial reporting.

<u>Item 4. Security Ownership of Certain Beneficial Owners and Management, page 46</u>

15. Please update the beneficial ownership table to the latest practicable date.

<u>Item 5. Directors and Executive Officers, page 48</u>

16. Supplementally, please confirm that the only family relationship between officers and directors is the relationship between Kristine F. Hughes and Eugene L. Hughes.

<u>Board Composition and Election, page 50</u>

17. We note that the terms for three of your directors were originally set to expire in 2005, 2006 and 2007. Since you did not hold annual meetings in those years, please revise your disclosure to indicate whether all of those directors will be up for re-election at the next annual meeting or, in the alternative, when each of them will be up for re-election. Similarly, please disclose the terms for Messrs. Bowen and Deppe.

<u>Item 6. Executive Compensation, page 51</u>

18. Please disclose the information required by Item 407(e)(4) of Regulation S-K.

<u>Compensation Discussion and Analysis, page 51</u>

<u>Compensation Policy for Executive Officers, page 51</u>

19. We note that in setting executive officer compensation, the Compensation Committee and Mr. Faggioli review the Executive Compensation Report, which compares the company's executive compensation practices against data in compensation surveys, such as Watson Wyatt's Top Management Compensation Survey and Mercer's Executive Compensation Survey for 2007-8. Please clarify which subset of companies or industries within those compensation surveys were used for comparisons.

<u>Elements of Compensation, page 52</u>

20. You describe how the base salary and incentive compensation of each executive officer are targeted to market rates and that the 2008 base salaries for your officers were approximately 18% below the base salaries of officers at companies in your local market. Please identify the market to which you refer, the parameters used to define the market and name the companies in your local market used to determine that your officers' 2008 base salaries were 18% lower than market.

21. Please expand your disclosure to identify for each named executive officer the 2008 pre-established performance goals and whether each of the pre-established performance goals was attained.

22. Please explain the Compensation Committee's rationale for its incentive compensation award to Mr. Faggioli for 2008 and discuss how this award reflects the level of performance attained by Mr. Faggioli in relation to the pre-established goals set for him.

23. We note that Mr. Faggioli has sole discretion to increase or decrease bonuses for Messrs. Bunker, DeWyze, Halliday, Jarvis and Yates. Please disclose whether Mr. Faggioli

exercised his discretion to change the 2008 bonus for any of these executives and, if applicable, his rationale for doing so.

Summary Compensation Table, page 55

24. Please update your summary compensation table to disclose 2008 bonus amounts.

25. Please disclose for each of your named executive officers the change in nonqualified deferred compensation earnings. If the change in value is negative, it should be disclosed by footnote but should not be reflected in the total reported in column (j). See Instruction 3 to Item 402(c)(2)(viii).

Director Compensation, page 59

26. Please disclose the change in nonqualified deferred compensation earnings for Mr. Hughes.

27. We note that the total compensation paid to Mses. Hughes and Francis is significantly different from the total compensation paid to Messrs. Bowen and Deppe. Please expand your disclosure to explain the reason for the differences in the directors' compensation arrangements.

Note 8 Income Taxes, page 84

28. Please explain the difference between "foreign taxes" and "foreign tax rate differential" in the reconciliation from the statutory income tax rate to the effective income tax rate.

Signatures, page 121

29. We note that the conformed signature for the Form 10 reads "Douglas Saggioli." Please correct the conformed signature in your amended Form 10 to read "Douglas Faggioli" instead.

*   *   *   *   *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that,

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dana Hartz at (202) 551-3648 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Sebastian Gomez Abero at (202) 551-3578 or Daniel Greenspan at (202) 551-3623 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: David A. Sirignano
        Morgan, Lewis & Bockius LLP
        1111 Pennsylvania Avenue, N.W.
        Washington, D.C. 20004